82-4730

ASX & MEDIA RELEASE **9 SEPTEMBER 2002**

NOVOGEN'S CARDIO-VASCULAR DRUG PROGRAM "OUTSTANDING" IN FIRST HUMAN CLINICAL TRIAL

Pharmaceutical company Novogen Limited's NV-04 cardio-vascular drug program has demonstrated "outstanding" characteristics in its first human clinical trial.

This is the view of an independent research team from the Baker Heart Research Institute, in Melbourne, who have completed the first Phase 1 human clinical trial of the drug.

The objective of the trial was to determine the effects of NV-04 on widening of blood vessels (dilation).

Dilation enhances blood flow and can reduce blood pressure.

According to Dr Jaye Chin-Dusting, head of the Baker Institute Vascular Pharmacology Laboratory, who conducted the study at the Alfred Hospital, in Melbourne, the trial results have demonstrated outstanding potency of the drug and reproducibility in arterial dilation by enhancing the biochemical activities within the blood vessel wall.

"In this study six out of six subjects responded favourably in that intra-arterial administration of the drug led to significant increase in blood flow," Dr Chin-Dusting said.

"These data are consistent with previous results conducted by the Baker team which demonstrated that compounds in the NV-04 program promote blood vessel relaxation, act as antioxidants and inhibit smooth muscle cell growth in blood vessels, factors contributing to build up of obstructive vascular plaques or atherosclerosis.

"Reduced dilation of arteries is part of the disease process in patients with heart disease, high blood cholesterol and diabetes.

"We expect to submit these findings for publication in a key medical journal as soon as possible," Dr Chin-Dusting said.

Novogen's Research Director, Professor Alan Husband, said the trial result represented a major milestone in the Novogen cardio-vascular drug program.

"We have demonstrated that the drug produces effects which are expected to be clinically relevant in improving cardiovascular function," Professor Husband said.

The NV04 drug program has already demonstrated significant benefits in animal studies, by effectively blocking the development of the types of lesions that are associated with the common forms of heart disease in humans.

"A particularly exciting outcome of this study," added Professor Husband. " is the fact that we are now seeing similar effects in humans."

"These compounds are expected to be sufficiently safe to be administered over long periods without side effects.

"The commercial potential is evident, with an estimated US$17.7 billion spent annually on cardiovascular drugs in the United States alone," Professor Husband said.

The NV-04 research effort has been assisted by an award of A$3.7 million through the Australian government's R&D START program.

ISSUED FOR	:	**NOVOGEN LIMITED**
LISTINGS	:	**ASX (CODE NRT), NASDAQ (CODE NVGN).**
FOR FURTHER INFORMATION	:	**PROFESSOR ALAN HUSBAND, RESEARCH DIRECTOR** **MR CHRISTOPHER NAUGHTON, MANAGING DIRECTOR, NOVOGEN LIMITED** **TEL (02) 9878 0088** http://www.novogen.com
ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157